

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

November 4, 2016

Mr. Scott Sanborn
Chief Executive Officer
LendingClub Corporation
71 Stevenson Street, Suite 300
San Francisco, CA 94105

      Re: LendingClub Corporation
              Form 10-K for the Fiscal Year Ended December 31, 2015
              File No. 001-36771

Dear Mr. Sanborn:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Dietrich A. King

                    Dietrich A. King
                    Assistant Director
                    Office of Financial Services